Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-125772

Prospectus

Credence Systems Corporation

615,157 Shares of Common Stock

This prospectus relates to the sale from time to time in one or more transactions of up to 615,157 shares (the “Shares”) of Credence common stock, par value $0.001 per share (the “Common Stock”) owned by certain of our stockholders, who received the Shares in connection with a settlement agreement.

This prospectus is part of the registration statement we are filing pursuant to our contractual obligations under the settlement agreement. The selling stockholders may sell all or any portion of their Shares in one or more transactions on the Nasdaq National Market or in private, negotiated transactions. Each selling stockholder will determine the prices at which it sells its shares. We will not receive any proceeds from the sale of the shares of Common Stock by the selling stockholders, but we have agreed to pay certain registration expenses.

Our Common Stock is quoted on the Nasdaq National Market under the symbol “CMOS”. On June 23, 2005, the closing price of our Common Stock on the Nasdaq National Market was $9.50 per share.

Investing in our Common Stock involves substantial risks. See “Risk Factors” beginning on page 2 for a discussion of risks that you should consider before you invest in any of the Common Stock being offered with this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 24, 2005.

Neither we nor the selling stockholders have authorized any person to give any information or to make any representation not contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus is neither an offer to sell nor the solicitation of an offer to buy any securities other than the registered securities to which it relates and this prospectus is neither an offer to sell nor the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. You should not assume that the information contained in this prospectus is correct on any date after the date of this prospectus, even though this prospectus is delivered or shares are sold pursuant to this prospectus on a later date.

FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements that we have made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about us in particular and the semiconductor capital equipment industry in general, and our beliefs and assumptions regarding that industry. We intend words such as “anticipate,” expect,” “intend,” “plan,” “believe,” “estimate” and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. These factors could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. We describe these risks and uncertainties under “Risk Factors” beginning on page 2 and elsewhere in this document and the documents incorporated by reference herein. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date on which the forward-looking statement was made.

We are not obligated to update these forward-looking statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. We have filed a registration statement of which this prospectus is a part and related exhibits with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). The registration statement contains additional information about us. You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further

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information on the operations of the public reference facilities and copying charges. These reports, proxy and information statements and other information may also be inspected at the offices of Nasdaq Operations, National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

We have filed a registration statement on Form S-3 with the SEC under the Securities Act with respect to the Common Stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information, please refer to the registration statement and its exhibits and schedules.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate by reference in this prospectus the following documents filed by us with the SEC:

•	our annual report on Form 10-K for the fiscal year ended October 31, 2004;

•	our quarterly reports on Form 10-Q for the fiscal quarters ended January 31, 2005 and April 30, 2005;

•	our current reports on Form 8-K dated November 4, 2004, November 8, 2004, December 8, 2004, January 3, 2005, March 29, 2005, and May 26, 2005;

•	the description of our Common Stock contained in our registration statement on Form 8-A dated September 10, 1993, as amended on October 21, 1993, and any other amendment or report filed for the purpose of updating such description; and

•	the description of our Common Stock purchase rights contained in our registration statement on Form 8-A dated June 19, 1998, and any other amendment or report filed for the purpose of updating such description.

We also incorporate by reference all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus and prior to the termination of this prospectus. Any statement made in a document incorporated or deemed incorporated in this prospectus by reference is deemed to be modified or superseded for purposes of this prospectus if a statement contained in this prospectus or in any other subsequently filed document, which also is incorporated or deemed incorporated in this prospectus by reference, modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Statements made in this prospectus or in any document incorporated by reference in this prospectus as to the contents of any contract or other document referred to in this prospectus or in such document incorporated herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated herein; each such statement being qualified in all material respects by such reference. We will provide a copy of these filings and any exhibits specifically incorporated in these filings and a copy of the settlement agreement and registration rights agreement referred to in this prospectus at no cost by request directed to us at the following address and telephone number: Credence Systems Corporation, 1421 California Circle, Milpitas, California 95035, Attention: Investor Relations, or by telephone to Investor Relations at (408) 635-4300.

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SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This is not intended to be a complete description of the matters covered in this prospectus and is subject to and qualified in its entirety by reference to the more detailed information and financial statements included or incorporated by reference in this prospectus. When we refer to “we,” “us,” “our,” or “the Company,” we mean Credence Systems Corporation and its subsidiaries, unless the context indicates otherwise.

Credence Systems Corporation

We design, manufacture, sell and service engineering validation test equipment, diagnostics and failure analysis products and automatic test equipment, or ATE, used for testing semiconductor integrated circuits, or ICs. We serve a broad spectrum of the semiconductor industry’s testing needs through a wide range of products that test digital logic, mixed-signal, system-on-a-chip, radio frequency, volatile, and static and non-volatile memory semiconductors. We utilize our proprietary technologies to design products which are intended to provide a lower total cost of ownership than many competing products currently available while meeting the increasingly demanding performance requirements of today’s engineering validation test, diagnostics and failure analysis and ATE markets. Our hardware products are designed to test semiconductors at two stages of their lifecycle; first, at the prototype stage, and, second, as they are produced in high volume. Our software products enable design and test engineers to develop and troubleshoot production test programs prior to fabrication of the device prototype. Collectively, our customers include major semiconductor manufacturers, fabless design houses, foundries, and assembly and test services companies.

We were incorporated in California in 1982 and reincorporated in Delaware in October 1993. Our principal executive offices are located at 1421 California Circle, Milpitas, California 95035. Our telephone number is (408) 635-4300.

Recent Developments

On May 31, 2005, we entered into an agreement with Spirox Corporation to combine the our Taiwan operations with Spirox’s T1 test division into a jointly-owned corporation named Credence Spirox Integration Corporation. This new corporation will be dedicated to support our products in the Taiwan region. We will own approximately 10% of this new jointly-owned corporation.

The Offering

This offering relates to the offer and sale of our Common Stock by the selling stockholders identified in this prospectus. The selling stockholders will determine when they will sell their shares, and in all cases will sell their shares at the current market price or at negotiated prices at the time of sale. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares of Common Stock by the selling stockholders.

RISK FACTORS

An investment in our Common Stock involves a number of risks. You should consider carefully the following information about these risks, together with the other information included and incorporated by reference in this prospectus before buying shares of our Common Stock.

Risks Related to Our Business

Our operating results have fluctuated significantly which has adversely affected and may continue to adversely affect our stock price.

A variety of factors affect our results of operations. The above graph illustrates that our quarterly net sales and operating results have fluctuated significantly. We believe they will continue to fluctuate for several reasons, including:

•	worldwide economic conditions in the semiconductor industry in general and capital equipment industry specifically;

•	loss of certain key customers who account for large portion of our revenue;

•	patterns of capital spending by our customers, delays, cancellations or reschedulings of customer orders due to customer financial difficulties or otherwise;

•	market acceptance of our new products and enhanced versions of existing products;

•	changes in overhead absorption levels due to changes in the number of systems manufactured, the timing and shipment of orders, availability of components including custom integrated circuits, or ICs, subassemblies and services, customization and reconfiguration of our systems and product reliability;

•	manufacturing capacity and ability to volume produce systems, including our newest systems, and meet customer requirements;

•	manufacturing inefficiencies associated with the start-up of our new products, changes in our pricing or payment terms and cycles, and those of our competitors, customers and suppliers;

•	our ability to attract and retain qualified employees in a competitive market;

•	timing of new product announcements and new product releases by us or our competitors;

•	write-offs of excess and obsolete inventories and accounts receivable that are not collectible;

•	labor and materials supply constraints;

•	expenses associated with acquisitions and alliances, including expenses charged for any impaired acquired intangible assets and goodwill;

•	difficulties integrating NPTest into our organization;

•	operating expense reductions associated with cyclical industry downturns, including costs relating to facilities consolidations and related expenses;

•	the proportion of our direct sales and sales through third parties, including distributors and OEM, the mix of products sold, the length of manufacturing and sales cycles, and product discounts; and

•	natural disasters, political and economic instability, currency fluctuations, regulatory changes and outbreaks of hostilities as well as health issues such as Severe Acute Respiratory Syndrome, or SARS, especially in Asia.

We intend to introduce new products and product enhancements in the future, the timing and success of which will affect our business, financial condition and results of operations. Our gross margins on system sales have varied significantly and will continue to vary significantly based on a variety of factors including:

•	long-term pricing concessions by us and our competitors and pricing by our suppliers;

•	manufacturing volumes;

•	manufacturing inefficiencies;

•	hardware and software product sales mix;

•	absorption levels and the rate of capacity utilization;

•	inventory write-downs;

•	new product introductions;

•	product reliability;

•	customization and reconfiguration of systems;

•	the possible sale of inventory previously written-off;

•	international and domestic sales mix and field service margins;

•	facility relocations and closures; and

•	ceasing investment in underperforming or redundant product lines.

New and enhanced products typically have lower gross margins in their early stages of commercial introduction and production, and we may build substantial finished goods inventories of such new products. If delays in or cancellations of orders for those products occur, it may require future inventory write-offs, which would negatively affect our future financial performance. Although we have recorded and continue to record inventory write-offs, product warranty costs, and deferred revenue, we cannot be certain that our estimates will be adequate.

We cannot forecast with any certainty the impact of these and other factors on our sales and operating results in any future period. Results of operations in any period, therefore, should not be considered indicative of the results to be expected for any future period. Because of this difficulty in predicting future performance, our operating results may fall below the expectations of securities analysts or investors in some future quarter or quarters. Our failure in the past to meet these expectations has adversely affected the market price of our common stock and may continue to do so. In addition, our need for continued significant expenditures for research and development, marketing and other expenses for new products, capital equipment purchases and worldwide training and customer service and support will impact our sales and operations results in the future. Other significant expenditures may make it difficult for us to reduce our significant fixed expenses in a particular period if we do not meet our net sales goals for that period. Many of these expenses are fixed and will be difficult to reduce in a particular period if our net sales goal for that period is not met. As a result, we cannot be certain that we will be profitable in the future.

Some of our revenue is generated from a small number of key customers and the loss of a key customer could substantially reduce our revenues and be perceived as a loss of momentum in our business.

Over time, we have expanded our base of customers; however, a large portion of our revenues are generated from a small number of key customers. In particular, two customers accounted for 42% of our net sales for the three months ended April 30, 2005. Our top ten customers accounted for 74% of our net sales for the three months ended April 30, 2005. We expect that our top ten customers in the aggregate will continue to account for a large portion of our net sales for the foreseeable future, and the loss of one or more of these customers or collaborative partners would harm our business and operating results. The loss of a significant customer could also be perceived as a loss of momentum in our business and an adverse impact on our financial results, and this may cause the market price of our common stock to fall.

When we engage in acquisitions, we will incur a variety of costs, and the anticipated benefits of the acquisitions may never be realized.

We have developed in large part through mergers and acquisitions of other companies and businesses. We intend in the future to pursue additional acquisitions of product lines, technologies and businesses. We may utilize cash or we may continue to issue debt or equity securities to pay for future acquisitions, which may be dilutive to then current stockholders. We have also incurred and may continue to incur certain liabilities or other expenses in connection with acquisitions, which have affected and could continue to materially adversely affect our business, financial condition and results of operations. In May 2005, we reached a settlement with Schlumberger which requires us to pay Schlumberger approximately $4.0 million in cash and $5.0 million in stock which equates to 615,157 shares of our common stock under the settlement terms.

In addition, acquisitions involve numerous other risks, including:

•	demonstrating to customers and distributors that the transaction will not result in adverse changes in client service standards or business focus and helping customers conduct business easily;

•	difficulties assimilating the domestic and international operations, personnel, research and development, technologies, sales channels, manufacturing, products and corporate information technology and administrative infrastructure of the acquired companies;

•	diversion of our management’s attention from other business concerns;

•	increased complexity and costs associated with international and domestic internal management structures;

•	the potential loss of key employees or key distributing, marketing, customer and other business relationships of the acquired companies;

•	risks of entering markets in which we have no or limited experience; and

•	integrating processes and controls to effectively monitor, control, and manage our financial statement close process.

In May 2004, we consummated the purchase of NPTest. The size and scope of this transaction with NPTest increases both the scope and consequence of these ongoing integration risks. Even if the acquisition is successfully integrated, we may not receive all of the expected benefits of the transaction.

For these reasons, we cannot be certain what effect acquisitions may have on our business, financial condition and results of operations.

If we are not successful in efficiently and promptly integrating NPTest into our organization, the anticipated benefits of the merger may not be realized.

Achieving the anticipated benefits of the merger will depend, in part, on the integration of technology, operations and personnel of Credence and NPTest. We cannot assure you that the integration will be successful or that the anticipated benefits of the merger will be fully realized. The challenges involved in this integration include the following:

•	satisfying the needs of the combined company’s customers in a timely and efficient manner;

•	persuading the employees that our business culture is compatible with NPTest’s business culture and retaining the combined company’s key personnel;

•	completing the move of the Simi Valley, California manufacturing facility to Hillsboro, Oregon without disrupting the manufacturing capacity and ability to produce former NPTest products;

•	maintaining the dedication of the combined company’s management resources to integration activities without diverting attention from the day-to-day business of the combined company;

•	maintaining the combined company’s management’s ability to focus on anticipating, responding to or utilizing changing technologies in the IC test equipment industry;

•	maintaining NPTest’s key supplier relationships;

•	introduction by competitors of new, disruptive technologies to the marketplace which reduce NPTest’s market share prior to the successful integration of the two companies; and

•	integrating processes and controls to effectively monitor, control, and manage our financial statement close process.

In order to effectively deal with the changes brought on by the scale of the NPTest acquisition, we are implementing and improving a variety of operating, financial, and other systems, processes, procedures, and controls. However, we cannot be certain that any existing or new implementation of our systems, processes or controls, including the implementation of the NPTest processes and controls on our primary business applications (including our SAP ERP system) will be adequate to support potential fluctuations in our operations during the transition or will be accomplished without disruptions in our business. In addition, during our fiscal 2004 year end close and audit processes, our independent registered public accounting firm and we identified certain material weaknesses in our internal controls and certain additional internal control deficiencies. Although we have implemented changes in our internal controls over financial reporting, we have not completely remediated the noted material weaknesses and internal control deficiencies as of April 30, 2005, and such deficiencies may continue for one or more quarters. There can be no assurance that we will completely remediate the noted material weaknesses and internal control deficiencies. Any failure to implement, improve and expand such systems, processes, or controls efficiently or to completely remediate the noted internal control deficiencies, could have a material adverse effect on our business, financial condition or results of operations.

In addition, we intend to develop new products that combine NPTest’s products and intellectual property with our products and intellectual property. This may result in longer product development cycles, which may cause the revenue and operating income of our businesses to fluctuate and fail to meet expectations. To date, we have not completed our investigation into the challenges (technological, market-driven or otherwise) of developing and marketing these new products. There can be no assurance that we will be able to overcome these challenges, or that a market for such new products will develop after the merger.

It is not certain that we can successfully integrate NPTest in a timely manner or at all or that any of the anticipated benefits will be realized. In addition, we cannot assure you that there will not be substantial unanticipated costs associated with the integration process, that integration activities will not result in a decrease in revenues, a decrease in the value of our common stock, or that there will not be other material adverse effects from our integration efforts.

If we are unable to successfully integrate NPTest, or if the benefits of the merger do not meet the expectations of financial or industry analysts, the market price of our common stock may decline.

Employee uncertainty related to the NPTest acquisition could harm us.

Our employees may experience uncertainty about their future role with the combined company until or after strategies with regard to the combined company are announced or fully executed. This may adversely affect the combined company’s ability to attract and retain key management, marketing, sales, customer support and technical personnel, which could harm the combined company.

As a result of our acquisition of NPTest, we expect to incur significant costs and may be required to take additional charges.

To date, the combined company has incurred approximately $5.9 million in direct costs associated with the merger which was capitalized as part of the overall purchase price. In addition, we recorded a charge of $7.9 million for the write off of in-process research and development and incurred $7.7 million of restructuring charges resulting from the purchase of NPTest. We believe the combined entity may incur additional charges to operations, which cannot be reasonably estimated at this time. There is no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger.

Under our inventory valuation policy, we review excess and obsolete inventory on a quarterly basis for significant events that might have an impact on inventory valuations. We believe the decisions regarding future product development stemming from the NPTest acquisition are a significant event and thus we evaluated the current inventory valuations of our products to determine if the inventory values have been impaired. The primary area of market segment overlap is in the higher-end system-on-a-chip marketplace where we have chosen to focus future investment on the development of the NPTest Sapphire product rather than our Octet product. The review and evaluation resulted in a special charge of $49.6 million in fiscal 2004 and $6.1 million for the first six months of fiscal 2005. Of the combined amount, $49.8 million was directly related to inventory write-downs. The remaining $5.9 million related to vendors’ liabilities, spare part write-downs, long-lived assets write-offs, the scrapping of existing work orders and workforce reductions.

In November 2004 we announced a Facilities Restructuring Plan that will close both of NPTest’s major North American facilities as well as result in a reduction in force. Our manufacturing operations in Milpitas, California and Simi Valley, California will be moved to Hillsboro, Oregon. By consolidating our manufacturing operations into a single facility, we believe we will be better able to reduce overhead and infrastructure costs, focus on product innovation, and maintain a higher level of quality and customer service. We expect to execute this Facilities Restructuring Plan primarily in the May to October 2005 time period. Approximately 8% or 160 employees, primarily in manufacturing, will be leaving us as result of this Plan. In connection with the Facilities Restructuring Plan, we expect to record total charges of approximately $26.4 million, consisting of approximately $2.7 million in charges related to severance and related costs, approximately $4.9 million in expenses for relocation, retention and other, approximately $8.8 million in charges related to the write-off or accelerated depreciation of tenant improvements, and approximately $10.0 million in charges related to the write-off of lease liabilities. We expect to payout approximately $8.1 million of the total charges associated with the Facilities Restructuring Plan during fiscal 2005. We also expect to payout approximately $9.5 million in fiscal 2006 through fiscal 2009 for lease liability payments.

We may be required to take additional charges for excess and obsolete inventory and impairment of property and equipment as a result of this integration in the future.

We operate in a volatile industry – indicator of goodwill and other long-lived assets impairment under SFAS 142 and SFAS 144 may be present from time to time.

Effective November 1, 2002, we adopted Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142, which was issued by the FASB in July 2001. Under this standard, we ceased amortizing goodwill and acquired workforce effective November 1, 2002. In the first six months of fiscal 2005 and fiscal year 2004, goodwill increased by approximately $2.3 million and $384.9 million, respectively, due to our acquisition of NPTest.

We test goodwill for possible impairment on an annual basis and at any other time if events occur or circumstances indicate that the carrying amount of goodwill may not be recoverable. Circumstances that could trigger an impairment test include but are not limited to: our market value falling below our net book value for a significant period of time, a significant adverse change in the business climate or legal factors; unanticipated competition; loss of key personnel, a significant change in direction with respect to investment in a product or market segment; the likelihood that a significant portion of the business will be sold or disposed of; or the results of testing for recoverability of a significant asset group within a reporting unit determined in accordance with SFAS 142.

As mandated by SFAS 142, we completed our annual goodwill impairment test as of July 31, 2004. We most recently reviewed goodwill for impairment again at the end of January 2005, largely because of lower revenues than in the preceding two quarters. In all such tests to date, we determined that the sum of the expected future discounted cash flows from the assets exceeded the carrying value of those assets; therefore, no impairment of goodwill was recognized. However, no assurances can be given that future evaluations of goodwill will not result in future impairment charges. We will continue to evaluate goodwill on an annual basis and at such other times as events and changes in circumstances suggest that the carrying amount may not be recoverable from its estimated future discounted cash flow. If we determine our goodwill or intangible assets to be impaired, the result of non-cash charges could be substantial.

We also reviewed other intangibles for impairment at the end of January 2005, largely because of lower revenues than in the preceding two quarters. We determined that the sum of the expected future undiscounted cash flows from the assets exceeded the carrying value of those assets; therefore, no impairment of other intangibles was recognized. However, no assurances can be given that future evaluations of other intangibles will not result in future impairment charges. We will continue to evaluate other intangibles at such times as events and changes in circumstances suggest that the carrying amount may not be recoverable from its estimated future undiscounted cash flow.

We have substantial indebtedness and if we need additional financing, it could be difficult to obtain.

We have $180 million principal amount of 1.5% Convertible Subordinated Notes, (Notes), due in 2008. We may incur substantial additional indebtedness in the future. The level of indebtedness, among other things, could:

•	make it difficult for us to make payments on our debt and other obligations, particularly upon maturity in 2008 if we were unable to cause the conversion of this debt into equity;

•	make it difficult for us to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;

•	require the dedication of a substantial portion of any cash flow from operations to service the indebtedness, thereby reducing the amount of cash flow available for other purposes, including capital expenditures;

•	limit our flexibility in planning for, or reacting to changes in our business and the industries in which we compete;

•	place us at a possible competitive disadvantage with respect to less leveraged competitors and competitors that have better access to capital resources; and

•	make us more vulnerable in the event of a further downturn in our business.

There can be no assurance that we will be able to meet our debt service obligations, including our obligations under the Notes.

We expect that our existing cash, marketable securities, and borrowing and receivable factoring facilities will be sufficient to meet our cash requirements to fund operations and expected capital expenditures for the foreseeable future. In the event we may need to raise additional funds, we cannot be certain that we will be able to obtain such additional financing on favorable terms if at all. Further, if we issue additional equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. Future financings may place restrictions on how we operate our business. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future business opportunities, grow our business or respond to competitive pressures, which could seriously harm our business.

The semiconductor industry is cyclical.

Our revenue growth has been materially adversely affected by the cyclical downturn in the semiconductor industry and its resulting impact upon the semiconductor equipment sector. Although the test and assembly sector of the semiconductor equipment industry has been recovering from a severe downturn, there is current evidence of a slowing in the business and uncertainty as to the strength and length of the current cyclical phase. The downturn contributed to weakened order activity, order cancellation activity, and customer-requested shipment delays from our backlog. Until such time as we return to a sustained growth period, we expect a continuing volatility in order activity. Though revenue levels have generally improved during fiscal 2004, we expect that our net revenues will decline during fiscal 2005 and may decline thereafter due to the uncertainty of a sustainable recovery in the semiconductor and related capital equipment industry. As a result of cyclical downturns, in fiscal 2001 we reduced our worldwide workforce by approximately 23%, or more than 400 people. In fiscal 2002, we reduced our worldwide workforce by 21%, or about 225 people. During fiscal 2003, we reduced our worldwide workforce by 233 people, excluding the effect of the acquisitions for a total of 20% over the 2003 fiscal year. We took charges related to these reductions in force of $3.2 million during fiscal 2001, $5.7 million during fiscal 2002 and $3.4 million during fiscal 2003. Additionally, remaining employees were required to take time off during certain periods throughout fiscal 2001-2004. Other initiatives during fiscal years 2001 – 2003 included a temporary domestic and European pay cut during 2001 and 2002, a domestic salary realignment in 2003, a four-day work week for most manufacturing and some operating employees, the consolidation and reorganization of certain functions and operations, and the curtailment of discretionary expenses. If we continue to reduce our workforce or adopt additional cost-saving measures, it may adversely impact our ability to respond rapidly to any renewed growth opportunities in the future should they occur.

To better align our business model with the cyclicality of our business, in November 2004 we announced a Facilities Restructuring Plan that will close both of NPTest’s major North American facilities as well as result in a reduction in force. Our manufacturing operations in Milpitas, California and Simi Valley, California will be moved to Hillsboro, Oregon. By consolidating our manufacturing operations into a single facility, we believe we will be better able to reduce overhead and infrastructure costs, focus on product innovation, and maintain a higher level of quality and customer service. We expect to execute this Facilities Restructuring Plan primarily during the May to October 2005 time period. Approximately 8% or 160 employees, primarily in manufacturing, will be leaving us as result of this Plan. In connection with the Facilities Restructuring Plan, we expect to record total charges of approximately $26.4 million, consisting of approximately $2.7 million in charges related to severance and related costs, approximately $4.9 million in expenses for relocation, retention and other, approximately $8.8 million in charges related to the write-off or accelerated depreciation of tenant improvements, and approximately $10.0 million in charges related to the write-off of lease liabilities. We expect to payout approximately $8.1 million of the total charges associated with the Facilities Restructuring Plan during fiscal 2005. We also expect to payout approximately $9.5 million in fiscal 2006 through fiscal 2009 for lease liability payments. A reduction in force affecting approximately 138 positions or 7% of our employees and contract workers occurred on November 18, 2004. This action, combined with the Facilities Restructuring Plan, will result in the elimination of approximately 298 positions or 14% of our global work force. We recorded a severance charge in the fourth fiscal quarter ended October 31, 2004 of approximately $2.5 million in connection with the employee reduction taken on November 18, 2004. There can be no assurance that we will achieve all of the cost savings contemplated by these cost reduction measures.

As a result of the rapid and steep decline in revenue during the 2001 to 2002 period, we continue to monitor our inventory levels in light of product development changes and a possible eventual upturn. We recorded a charge of $9.4 million in the fourth fiscal quarter of 2002 for the write-off of excess inventories. In addition, during the third quarter of fiscal 2003, we recorded special charges in cost of goods sold of $1.9 million related to a settlement with an inventory supplier and spare part write-offs associated with a discontinued product line. In connection with new products, we typically build up substantial finished goods inventories. If we cannot sell some of these products, we may be required to make further inventory write-offs, which would negatively impact our future financial performance.

In fiscal 2004, we experienced a strong growth in sales of the Kalos 2 product; however, sales from our Kalos 2 product have been relatively limited for the first six months of fiscal 2005. Based on the strong growth we experienced in the second half of fiscal 2004, we had previously anticipated higher shipment levels of the larger production of this product and subsequently made significant inventory purchases and commitments. If the growth in sales of Kalos 2 product does not materialize, it may result in inventory write-off. The inventory write-off could have a material adverse effect on our financial condition and/or results of operations.

We have approximately $37.5 million of open and non-cancelable purchase order commitments outstanding at April 30, 2005. These are primarily for inventory purchases being made to support the anticipated revenues for the third and fourth quarter of fiscal 2005.

Our business and results of operations depend largely upon the capital expenditures of manufacturers of semiconductors and companies that specialize in contract packaging and/or testing of semiconductors. This includes manufacturers and contractors that are opening new or expanding existing fabrication facilities or upgrading existing equipment, which in turn depend upon the current and anticipated market demand for semiconductors and products incorporating semiconductors. The semiconductor industry has been highly cyclical with recurring periods of oversupply, which often has had a severe effect on the semiconductor industry’s demand for test equipment, including the systems we manufacture and market. We believe that the markets for newer generations of semiconductors will also be subject to similar fluctuations.

As a result of the cyclical nature of the semiconductor industry, we have experienced shipment delays, delays in commitments and restructured purchase orders by customers and we expect this activity to continue. Accordingly, we cannot be certain that we will be able to achieve or maintain our current or prior level of sales or rate of growth. We anticipate that a significant portion of new orders may depend upon demand from semiconductor device manufacturers building or expanding fabrication facilities and new device testing requirements that are not addressable by currently installed test equipment, and there can be no assurance that such demand will develop to a significant degree, or at all. In addition, our business, financial condition or results of operations may continue to be materially adversely affected by any factor materially adversely affecting the semiconductor industry in general or particular segments within the semiconductor industry.

We have a limited backlog and obtain most of our net sales from products that typically range in price from $0.2 million to $5.0 million and we generally ship products generating most of our net sales near the end of each quarter, which can result in fluctuations of quarterly results.

Other than certain memory products and software products, for which the price range is typically below $50,000, we obtain most of our net sales from the sale of a relatively few number of systems that typically range in selling price from $0.2 million to $5.0 million. This has resulted and could continue to result in our net sales and operating results for a particular period being significantly impacted by the timing of recognition of revenue from a single transaction. Our net sales and operating results for a particular period could also be materially adversely affected if an anticipated order from just one customer is not received in time to permit shipment during that period. Backlog at the beginning of a quarter typically does not include all orders necessary to achieve our sales objectives for that quarter. Orders in backlog are subject to cancellation, delay, deferral or rescheduling by customers with limited or no penalties. Throughout the recent fiscal years, we have experienced customer-requested shipment delays and order cancellations, and we believe it is probable that orders will be canceled and delayed in the future. Consequently, our quarterly net sales and operating results have in the past, and will in the future, depend upon our obtaining orders for systems to be shipped in the same quarter in which the order is received.

In the past, some of our customers have placed orders with us for more systems than they ultimately required. We believe that in the future some of our customers may, from time to time, place orders with us for more systems than they will ultimately require, or they will order a more rapid delivery than they will ultimately require. For this reason, our backlog may include customer orders in excess of those that will actually be delivered.

Furthermore, we generally ship products generating most of our net sales near the end of each quarter. Accordingly, our failure to receive an anticipated order or a delay or rescheduling in a shipment near the end of a particular period or a delay in receiving customer acceptance from a customer may cause net sales in a particular period to fall significantly below expectations, which could have a material adverse effect on our business, financial condition or results of operations. The relatively long manufacturing cycle of many of our testers has caused and could continue to cause future shipments of testers to be delayed from one quarter to the next. Furthermore, as our competitors announce new products and technologies, and as we complete acquisitions of similar technologies, such as certain product offerings of NPTest, customers may defer or cancel purchases of our existing systems. We cannot forecast the impact of these and other factors on our sales and operating results.

We may continue to experience delays in development, introduction, production in volume, and recognition of revenue from sales of our product.

We have in the past experienced significant delays in the development, introduction, volume production and sales of our new systems and related feature enhancements. In the past, we experienced significant delays in the introduction of our Octet, ValStar 2000 and Kalos series testers as well as certain enhancements to our other testers. The Octet tester was first shipped in October 2002 and minimal revenue has been recognized from the Octet product family through April 30, 2005. Following the acquisition of NPTest, we have chosen to focus future investment on the Sapphire product rather than our Octet product. We have historically experienced some delays related to our inability to successfully complete product hardware and software engineering within the time frame originally anticipated, including design errors and redesigns of ICs. As a result, some customers have experienced significant delays in receiving and using our testers in production. In addition, under our revenue recognition policy that is in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition,” (SAB 104), we defer revenue for transactions that involve newly introduced products or when customers specify acceptance criteria that cannot be demonstrated prior to the shipment. This results in a delay in the recognition of revenue as compared to the historic norm of generally recognizing revenue upon shipment. We introduced several new systems and products during fiscal 2003. Revenues from sales of those new systems and products may be deferred until the revenue recognition requirements of our revenue recognition policy are satisfied. Delays in introducing a product or delays in our ability to obtain customer acceptance, if they occur in the future, will delay the recognition of revenue and gross profit by us. We cannot be certain that these or additional difficulties will not continue to arise or that delays will not continue to materially adversely affect customer relationships and future sales. Moreover, we cannot be certain that we will not encounter these or other difficulties, including difficulties resulting from the integration of NPTest, that could delay future introductions or volume production or sales of our systems or enhancements and related software tools. In the past, we have incurred and we may continue to incur substantial unanticipated costs to ensure the functionality and reliability of our testers and to increase feature sets. If our systems continue to have reliability, quality or other problems, or the market perceives our products to be feature deficient, we may continue to suffer reduced orders, higher manufacturing costs, delays in collecting accounts receivable and higher service, support and warranty expenses, and/or inventory write-offs, among other effects. Our failure to have a competitive tester and related software tools available when required by a customer could make it substantially more difficult for us to sell testers to that customer for a number of years. We believe that the continued acceptance, volume production, timely delivery and customer satisfaction of our newer digital, mixed signal and non-volatile memory testers are of critical importance to our future financial results. As a result, our inability to correct any technical, reliability, parts shortages or other difficulties associated with our systems or to manufacture and ship the systems on a timely basis to meet customer requirements could damage our relationships with current and prospective customers and would continue to materially adversely affect our business, financial condition and results of operations.

Competition in the ATE market requires rapid technological enhancements and new products and services.

Our ability to compete in the Automatic Test Equipment or ATE market depends upon our ability to successfully develop and introduce new hardware and software products and enhancements and related software tools with enhanced features on a timely and cost-effective basis, including products under development internally as well as products obtained in acquisitions. Our customers require testers and software products with additional features and higher performance and other capabilities. Therefore, it is necessary for us to enhance the performance and other capabilities of our existing systems and software products and related software tools, or develop new systems and software products and related software tools, to adequately address these requirements. Any success we may have in developing new and enhanced systems and software products and new features to our existing systems and software products will depend upon a variety of factors, including:

•	product selection;

•	timely and efficient completion of product design;

•	implementation of manufacturing and assembly processes;

•	successful coding and debugging of software;

•	product performance;

•	reliability in the field;

•	effective worldwide sales and marketing; and

•	labor and supply constraints.

Because we must make new product development commitments well in advance of sales, new product decisions must anticipate both future demand and the availability of technology to satisfy that demand. We cannot be certain that we will be successful in selecting, developing, manufacturing and marketing new hardware and software products or enhancements and related software tools. Our inability to introduce new products and related software tools that contribute significantly to net sales, gross margins and net income would have a material adverse effect on our business, financial condition and results of operations. New product or technology introductions by our competitors could cause a decline in sales or loss of market acceptance of our existing products. If we introduce new products, existing customers may curtail purchases of the older products resulting in inventory write-offs and they may delay new product purchases. In addition, capacity utilization at outsourced assembly and test houses continues at low levels which is likely to depress our non-integrated device manufacturers, or IDM business until such time that demand and supply conditions improve. Any decline in demand for our hardware or software products could have a materially adverse effect on our business, financial condition or results of operations.

The fluctuations in our sales and operations have placed and are continuing to place a considerable strain on our management, financial, manufacturing and other resources.

Over the last several years we have experienced significant fluctuations in our operating results. In fiscal 2004, our net sales increased by 141% from those recorded in fiscal 2003, and in fiscal 2003, our net sales increased by 11% from those recorded in fiscal 2002; however, in fiscal 2002, our net sales fell 46% from those recorded in fiscal 2001 as the semiconductor industry continued in a steep cyclical downturn. Since 1993, except for the recent and current cost-cutting efforts and those during fiscal 1998 and the first half of fiscal 1999, we have overall significantly increased the scale of our operations to support periods of generally increased sales levels and expanded product offerings and have expanded operations to address critical infrastructure and other requirements, including the hiring of additional personnel, significant investments in research and development to support product development, acquisition of the facilities in Oregon and California, further investments in our ERP system and numerous acquisitions. These fluctuations in our sales and operations have placed and are continuing to place a considerable strain on our management, financial, manufacturing and other resources. In order to effectively deal with the changes brought on by the cyclical nature of the industry, we have been required to implement and improve a variety of highly flexible operating, financial and other systems, procedures and controls capable of expanding or contracting consistent with our business. However, we cannot be certain that any existing or new systems, procedures or controls, including our ERP system, will be adequate to support fluctuations in our operations or that our systems, procedures and controls will be cost-effective or timely. Any failure to implement, improve and expand or contract such systems, procedures and controls efficiently and at a pace consistent with our business could have a material adverse effect on our business, financial condition or results of operations.

We are continuing to invest significant resources in the expansion of our product lines and there is no certainty that our net sales will increase or remain at historical levels or that new products will contribute to revenue growth.

We are currently devoting and intend to continue to devote significant resources to the development, production and commercialization of new products and technologies. During fiscal 2004, we introduced several products that are evolutions or derivatives of existing products as well as products that were largely new. Under our revenue recognition policy adopted in accordance with SAB 104, we defer revenue for transactions that involve newly introduced products or when customers specify acceptance criteria that cannot be demonstrated prior to the shipment. This results in a delay in the recognition of revenue as compared to the historic norm of recognizing revenue upon shipment. Product introduction delays, if they occur in the future, will delay the recognition of revenue and gross profit and may result in delayed cash receipts by us that could materially adversely affect our business, financial condition and results of operations. We invested and continue to invest significant resources in property, plant and equipment, purchased and leased facilities, inventory, personnel and other costs to begin or prepare to increase production of these products. A significant portion of these investments will provide the marketing, administration and after-sales service and support required for these new hardware and software products. Accordingly, we cannot be certain that gross profit margin and inventory levels will not continue to be materially adversely affected by delays in new product introductions or start-up costs associated with the initial production and installation of these new product lines. We also cannot be certain that we can manufacture these systems per the time and quantity required by our customers. The start-up costs include additional manufacturing overhead, additional inventory and warranty reserve requirements and the enhancement of after-sales service and support organizations. In addition, the increases in inventory on hand for new product development and customer support requirements have increased and will continue to increase the risk of significant inventory write-offs. We cannot be certain that our net sales will increase or remain at historical levels or that any new products will be successfully commercialized or contribute to revenue growth or that any of our additional costs will be covered.

The ATE industry is intensely competitive which can adversely affect our ability to maintain our current net sales and our revenue growth.

With the substantial investment required to develop test application software and interfaces, we believe that once a semiconductor manufacturer has selected a particular ATE vendor’s tester, the manufacturer is likely to use that tester for a majority of its testing requirements for the market life of that semiconductor and, to the extent possible, subsequent generations of similar products. As a result, once an ATE customer chooses a system for the testing of a particular device, it is difficult for competing vendors to achieve significant ATE sales to such customer for similar use. Our inability to penetrate any particular large ATE customer or achieve significant sales to any ATE customer could have a material adverse effect on our business, financial condition or results of operations.

We face substantial competition from ATE manufacturers throughout the world. A substantial portion of our net sales is derived from sales of mixed-signal testers. We face in some cases five and in other cases seven competitors in our primary market segments of digital, mixed signal, and RF wireless ATE. We believe that the ATE industry in total has not been profitable for the last three years, indicating a very competitive and volatile marketplace. Several of these competitors have substantially greater financial and other resources with which to pursue engineering, manufacturing, marketing and distribution of their products. Certain competitors have introduced or announced new products with certain performance or price characteristics equal or superior to products we currently offer. These competitors have introduced products that compete directly against our products. We believe that if the ATE industry continues to consolidate through strategic alliances or acquisitions, we will continue to face significant additional competition from larger competitors that may offer product lines and services more complete than ours. Our competitors are continuing to improve the performance of their current products and to introduce new products, enhancements and new technologies that provide improved cost of ownership and performance characteristics. New product introductions by our competitors could cause a decline in our sales or loss of market acceptance of our existing products.

Moreover, our business, financial condition or results of operations will continue to be materially adversely affected by continuing competitive pressure and continued intense price-based competition. We have experienced and continue to experience significant price competition in the sale of our products. In addition, pricing pressures typically have become more intense during cyclical downturns when competitors seek to maintain or increase market share, at the end of a product’s life cycle and as competitors introduce more technologically advanced products. We believe that, to be competitive, we must continue to expend significant financial resources in order to, among other things, invest in new product development and enhancements and to maintain customer service and support centers worldwide. We cannot be certain that we will be able to compete successfully in the future.

We may not be able to deliver custom hardware options and software applications to satisfy specific customer needs in a timely manner.

We must develop and deliver customized hardware and software to meet our customers’ specific test requirements. The market requires us to manufacture these systems on a timely basis. Our test equipment may fail to meet our customers’ technical or cost requirements and may be replaced by competitive equipment or an alternative technology solution. Our inability to meet such hardware and software requirements could impact our ability to recognize revenue on the related equipment. Our inability to provide a test system that meets requested performance criteria when required by a device manufacturer would severely damage our reputation with that customer. This loss of reputation may make it substantially more difficult for us to sell test systems to that manufacturer for a number of years which could have a material adverse effect on our business, financial condition or results of operations.

We rely on Spirox Corporation and customers in Taiwan for a significant portion of our revenues and the termination of this distribution relationship would materially adversely affect our business.

Spirox Corporation, a distributor in Taiwan that sells to end-user customers in Taiwan and China, accounted for approximately 6%, 23% and 19% of our net sales in the first six months of fiscal 2005 and fiscal years ended October 31, 2004 and 2003, respectively. Our agreement with Spirox has no minimum purchase commitment and can be terminated for any reason on 180 days prior written notice. Consequently, our business, financial condition and results of operations could be materially adversely affected by the loss of or any reduction in orders by Spirox, any termination of the Spirox relationship, or the loss of any significant Spirox customer, including the potential for reductions in orders by assembly and tester service companies due to technical, manufacturing or reliability problems with our products or continued slow-downs in the semiconductor industry or in other industries that manufacture products utilizing semiconductors. Our ability to maintain or increase sales levels in Taiwan will depend upon:

•	our ability with Spirox to obtain orders from existing and new customers;

•	our ability to manufacture systems on a timely and cost-effective basis;

•	our ability to timely complete the development of our new hardware and software products;

•	Spirox and its end-user customers’ financial condition and success;

•	general economic conditions; and

•	our ability to meet increasingly stringent customer performance and other requirements and shipment delivery dates.

We require a significant amount of cash, and our ability to generate cash may be affected by factors beyond our control.

Our business may not generate cash flow in an amount sufficient to enable us to fund our liquidity needs, including payment of the principal of, or interest on, our indebtedness, working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances and other general corporate requirements. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot be assured that our business will generate sufficient cash flow from operations or that future borrowings or other sources of funding will be available to us, in amounts sufficient to enable us to fund our liquidity needs or with terms that are favorable to us.

Our long and variable sales cycle depends upon factors outside of our control and could cause us to expend significant time and resources prior to earning associated revenues.

Sales of our systems depend in part upon the decision of semiconductor manufacturers to develop and manufacture new semiconductor devices or to increase manufacturing capacity. As a result, sales of our products are subject to a variety of factors we cannot control. The decision to purchase our products generally involves a significant commitment of capital, with the attendant delays frequently associated with significant capital expenditures. For these and other reasons, our systems have lengthy sales cycles during which we may expend substantial funds and management effort to secure a sale, subjecting us to a number of significant risks, including a risk that our competitors may compete for the sale, a further downturn in the economy or other economic factors causing our customers to withdraw or delay their orders or a change in technological requirements of the customer. As a result, our business, financial condition and results of operations would be materially adversely affected by our long and variable sales cycle and the uncertainty associated with expending substantial funds and effort with no guarantee that a sale will be made.

Changes to financial accounting standards may affect our reported results of operations.

We prepare our financial statements to conform to generally accepted accounting principles, or GAAP. GAAP are subject to interpretation by the American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may even affect our reporting of transactions completed before a change is announced. Accounting rules affecting many aspects of our business, including rules relating to accounting for business combinations, asset impairment, revenue recognition, restructuring or disposal of long-lived assets, arrangements involving multiple deliverables, consolidation of variable interest entities, employee stock purchase plans and stock option grants have recently been revised or are currently under review. Changes to those rules or current interpretation of those rules may have a material adverse effect on our reported financial results or on the way we conduct our business. For example, in 1999, we changed our method of accounting for systems revenue based on guidance provided in SAB 101. Adoption of SAB 101 required us to restate our quarterly results for the seven fiscal quarters ended July 31, 2001 (see Note 1, “Organization and Summary of Significant Accounting Policies,” of the notes to the consolidated financial statements in our Annual Report on Form 10-K for further discussion). In addition, the preparation of our financial statements in accordance with GAAP requires that we make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of those assets and liabilities at the date of the financial statements and the recorded amounts of expenses during the reporting period. A change in the facts and circumstances surrounding those estimates could result in a change to our estimates and could impact our future operating results.

In addition, Statement on Financial Accounting Standard No. 123R “Share-Based Payment” requires that employee stock option and employee stock purchase plans shares be treated as a compensation expense. SFAS 123R is effective for all annual reporting period that begins after June 15, 2005. We expect to adopt SFAS 123R effective November 1, 2006. The adoption of this statement is expected to result in significant compensation charges. For example, for the first six months of fiscal 2005 and fiscal years ended October 31, 2004, had we accounted for stock-based compensation plans using FAS 123 as amended by FAS 148, diluted loss per share would have been increased by $0.14 and $0.41, respectively. We believe that the adoption of SFAS 123R will have a material effect on our results of operations. We, however, have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosure under FAS No. 123.

There are limitations on our ability to find the supplies and services necessary to run our business.

We obtain certain components, subassemblies and services necessary for the manufacture of our testers from a limited group of suppliers. We do not maintain long-term supply agreements with most of our vendors, and we purchase most of our components and subassemblies through individual purchase orders. The manufacture of certain of our components and subassemblies is an extremely complex process. We also rely on outside vendors to manufacture certain components and subassemblies and to provide certain services. We have experienced and continue to experience significant reliability, quality and timeliness problems with several critical components including certain custom ICs. We cannot be certain that these or other problems will not continue to occur in the future with our suppliers or outside subcontractors. Our reliance on a limited group of suppliers and on outside subcontractors involves several risks, including an inability to obtain an adequate supply of required components, subassemblies and services and reduced control over the price, timely delivery, reliability and quality of components, subassemblies and services. Shortages, delays, disruptions or terminations of the sources for these components and subassemblies have delayed and in the future may delay shipments of our systems and new products and could have a material adverse effect on our business. Our continuing inability to obtain adequate yields or timely deliveries or any other circumstance that would require us to seek alternative sources of supply or to manufacture such components internally could also have a material adverse effect on our business, financial condition or results of operations. Such delays, shortages and disruptions would also damage relationships with current and prospective customers and have and could continue to allow competitors to penetrate our customer accounts. We cannot be certain that our internal manufacturing capacity or that of our suppliers and subcontractors will be sufficient to meet customer requirements.

Our international business exposes us to additional risks.

International sales accounted for approximately 63%, 72% and 64% of our total net sales for the first six months of fiscal 2005 and fiscal years 2004 and 2003, respectively. We anticipate that international sales will continue to account for a significant portion of our total net sales in the foreseeable future. These international sales will continue to be subject to certain risks, including:

•	changes in regulatory requirements;

•	tariffs and other barriers;

•	political and economic instability;

•	the adverse effect of fears surrounding any health risks on our business and sales and that of our customers, especially in Taiwan, Hong Kong and China;

•	an outbreak of hostilities in markets where we sell our products including Korea and Israel;

•	integration and management of foreign operations of acquired businesses;

•	foreign currency exchange rate fluctuations;

•	difficulties with distributors, joint venture partners, original equipment manufacturers, foreign subsidiaries and branch operations;

•	potentially adverse tax consequences;

•	the possibility of difficulty in accounts receivable collection;

•	greater difficulty in maintaining U.S. accounting standards; and

•	greater difficulty in protecting intellectual property rights.

We are also subject to the risks associated with the imposition of domestic and foreign legislation and regulations relating to the import or export of semiconductor equipment and software products. We cannot predict whether the import and export of our products will be adversely affected by changes in or new quotas, duties, taxes or other charges or restrictions imposed by the United States or any other country in the future. Any of these factors or the adoption of restrictive policies could have a material adverse effect on our business, financial condition or results of operations. Net sales to the Asia-Pacific region accounted for approximately 37%, 52% and 38% of our total net sales in the first six months of fiscal 2005 and fiscal years 2004 and 2003, respectively, and thus demand for our products is subject to the risk of economic instability in that region and fears surrounding SARS or other health risks could continue to be materially adversely affected. Countries in the Asia-Pacific region, including Korea and Japan, have experienced weaknesses in their currency, banking and equity markets in the recent past. These weaknesses could continue to adversely affect demand for our products, the availability and supply of our product components and our consolidated results of operations. Further, many of our customers in the Asia-Pacific region built up capacity in ATE during fiscal 2000 in anticipation of a steep ramp up in wafer fabrication. However, this steep ramp up in output has not fully materialized leaving some customers with excess capacity.

No single Asian end-user customer accounted for more than 10% of our net sales during the first six month of fiscal 2005 and fiscal 2004 or 2003. However, one end-user customer headquartered in Europe, STMicroelectronics N.V., accounted for 15% and 10% of our net sales in fiscal 2004 and 2003, respectively. Two customers headquartered in the U.S. accounted for 29% and 12% of our net sales in the first six months of fiscal 2005. One customer headquartered in the U.S. accounted for 11% of our net sales in fiscal 2004.

In addition, one of our major distributors, Spirox Corporation, which accounted for 6%, 23% and 19% of our net sales in the first six months of fiscal 2005, fiscal 2004 and 2003, respectively, is a Taiwan-based company. This subjects a significant portion of our receivables and future revenues to the risks associated with doing business in a foreign country, including political and economic instability, currency exchange rate fluctuations, fears related to health risks and regulatory changes. Disruption of business in Asia caused by the previously mentioned factors could continue to have a material impact on our business, financial condition or results of operations.

If the protection of our proprietary rights is inadequate, our business could be harmed.

We attempt to protect our intellectual property rights through patents, copyrights, trademarks, maintenance of trade secrets and other measures, including entering into confidentiality agreements. However, we cannot be certain that others will not independently develop substantially equivalent intellectual property or that we can meaningfully protect our intellectual property. Nor can we be certain that our patents will not be invalidated, deemed unenforceable, circumvented or challenged, or that the rights granted thereunder will provide us with competitive advantages, or that any of our pending or future patent applications will be issued with claims of the scope we seek, if at all. Furthermore, we cannot be certain that others will not develop similar products, duplicate our products or design around our patents, or that foreign intellectual property laws, or agreements into which we have entered will protect our intellectual property rights. Inability or failure to protect our intellectual property rights could have a material adverse effect upon our business, financial condition and results of operations. In addition, from time to time we encounter disputes over rights and obligations concerning intellectual property, including disputes with parties with whom we have licensed technologies. We cannot assume that we will prevail in any such intellectual property disputes. We have been involved in extensive, expensive and time-consuming reviews of, and litigation concerning, patent infringement claims.

Our business may be harmed if we are found to infringe proprietary rights of others.

We have at times been notified that we may be infringing intellectual property rights of third parties and we have litigated patent infringement claims in the past. We expect to continue to receive notice of such claims in the future. We cannot be certain of the success in defending patent infringement claims or claims for indemnification resulting from infringement claims.

Some of our customers have received notices from the foundation of Mr. Jerome Lemelson alleging that the manufacture of semiconductor products and/or the equipment used to manufacture semiconductor products infringes certain patents issued to Mr. Lemelson. We have been notified by customers that we may be obligated to defend or settle claims that our products infringe Mr. Lemelson’s patents, and that if it is determined that the customers infringe Mr. Lemelson’s patents, those customers may intend to seek indemnification from us for damages and other related expenses. In January 2004, Judge Pro of the U.S. District Court in Nevada issued a decision in the Symbol/Cognex v. Lemelson case finding the Lemelson patents invalid, unenforceable and not infringed. The Lemelson foundation has appealed this decision and we cannot be certain of the ultimate outcome.

We cannot be certain of success in defending current or future patent or other infringement claims or claims for indemnification resulting from infringement claims. Our business, financial condition and results of operations could be materially adversely affected if we must pay damages to a third party or suffer an injunction or if we expend significant amounts in defending any such action, regardless of the outcome. With respect to any claims, we may seek to obtain a license under the third party’s intellectual property rights. We cannot be certain, however, that the third party will grant us a license on reasonable terms or at all. We could decide, in the alternative, to continue litigating such claims. Litigation has been and could continue to be extremely expensive and time consuming, and could materially adversely affect our business, financial condition or results of operations, regardless of the outcome.

We may be materially adversely affected by legal proceedings.

We have been and may in the future be subject to various legal proceedings, including claims that involve possible infringement of patent or other intellectual property rights of third parties. It is inherently difficult to assess the outcome of litigation matters, and there can be no assurance that we will prevail in any litigation. Any such litigation could result in substantial cost and diversion of our efforts, which by itself could have a material adverse effect on our financial condition and operating results. Further, adverse determinations in such litigation could result in loss of our property rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products, any of which could materially adversely affect our business, financial condition or results of operations.

Recently enacted and proposed changes in securities laws and regulations are likely to increase our costs.

The Sarbanes-Oxley Act of 2002 that became law in 2002 has required changes in some of our corporate governance and securities disclosure or compliance practices. That Act also required the SEC to promulgate new rules on a variety of subjects, in addition to rule proposals already made, and Nasdaq has revised and continues to revise its requirements for companies that are Nasdaq-listed. These developments have increased our legal compliance and financial reporting costs. We expect these developments to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments could make it more difficult for us to attract and retain qualified members of our board of directors, or qualified executive officers. We are presently evaluating and monitoring regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result.

Our executive officers and certain key personnel are critical to our business.

Our future operating results depend substantially upon the continued service of our executive officers and key personnel. Our future operating results also depend in significant part upon our ability to attract and retain qualified management, manufacturing, technical, engineering, marketing, sales and support personnel. Competition for qualified personnel is intense, and we cannot ensure success in attracting or retaining qualified personnel. There may be only a limited number of persons with the requisite skills to serve in these positions and it may be increasingly difficult for us to hire personnel over time. Our business, financial condition and results of operations could be materially adversely affected by the loss of any of our key employees, by the failure of any key employee to perform in his or her current position, or by our inability to attract and retain skilled employees.

Terrorist attacks, terrorist threats, geopolitical instability and government responses thereto, may negatively impact all aspects of our operations, revenues, costs and stock price.

The terrorist attacks in September 2001 in the United States and ensuing events and the resulting decline in consumer confidence has had a material adverse effect on the economy. If consumer confidence does not fully recover, our revenues and profitability will continue to be adversely impacted in fiscal 2005 and beyond.

In addition, any similar future events may disrupt our operations or those of our customers and suppliers. Our markets currently include Taiwan, Korea and Israel, which are experiencing political instability. In addition, these events have had and may continue to have an adverse impact on the U.S. and world economy in general and consumer confidence and spending in particular, which could harm our sales. Any of these events could increase volatility in the U.S. and world financial markets, which could harm our stock price and may limit the capital resources available to us and our customers or suppliers. This could have a significant impact on our operating results, revenues and costs and may result in increased volatility in the market price of our common stock.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our Independent Registered Public Accounting Firm addressing these assessments. With the scale of the NPTest acquisition, we are implementing and improving a variety of operating, financial, and other systems, processes, procedures, and controls. This work includes the implementation of the NPTest activities on our primary business applications including the SAP ERP system. In addition, during our fiscal 2004 year end close and audit processes, our independent registered public accounting firm and we identified certain material weaknesses in our internal controls and certain additional internal control deficiencies. Although we have implemented changes in our internal controls over financial reporting, we have not completely remediated the noted material weaknesses and internal control deficiencies as of April 30, 2005, and such deficiencies may continue for one or more quarters. There can be no assurance that we will completely remediate the noted internal control deficiencies. Any failure to implement, improve and expand such systems, processes, or controls efficiently or to completely remediate the noted internal control deficiencies could have a material adverse effect on our business and our ability to achieve and maintain an effective internal control environment. During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could have a material adverse effect on our stock price.

We are subject to anti-takeover provisions that could delay or prevent an acquisition of our company.

Provisions of our amended and restated certificate of incorporation, equity incentive plans, amended and restated bylaws and Delaware law may discourage transactions involving a change in corporate control. In addition to the foregoing, our classified board of directors and the ability of our board of directors to issue preferred stock without further stockholder approval could have the effect of delaying, deferring or preventing a third party from acquiring us and may adversely affect the voting and other rights of holders of our common stock.

Risks Related to Ownership of Our Common Stock

A variety of factors may cause the price of our stock to be volatile

In recent years, the stock market in general, and the market for shares of high-tech companies in particular, including ours, have experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. For example, for the period June 1, 2004 through June 1, 2005 the price of our Common Stock has ranged from a closing high of $14.20 to a closing low of $5.76. The market price of our Common Stock is likely to continue to fluctuate significantly in the future, including fluctuations unrelated to our performance. We believe that fluctuations of our stock price may be caused by a variety of factors, including:

•	announcements of developments related to our business; fluctuations in our financial results;

•	general conditions in the stock market or around the world, terrorism, or developments in the semiconductor and capital equipment industry and the general economy;

•	sales or purchases of our Common Stock in the marketplace;

•	announcements of our technological innovations or new products or enhancements or those of our competitors;

•	developments in patents or other intellectual property rights;

•	developments in our relationships with customers and suppliers;

•	actual or anticipated shortfall in revenue, gross margins or earnings from securities analysts’ expectations;

•	an outbreak of hostilities, diseases or natural disasters; or

•	acquisition or merger activity and the success in implementing such acquisitions or other business combinations.

•	Market volatility may adversely affect the market price of our Common Stock, which could limit our ability to raise capital or make acquisitions.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our Common Stock by the selling stockholders. This registration statement is intended to satisfy certain of our obligations under the settlement agreement dated May 26, 2005 by and between Schlumberger Technology Corporation, a Texas corporation, Schlumberger Technologies, Inc., a Delaware corporation, and Schlumberger B.V., a corporation organized under the laws of The Netherlands on the one hand, and NPTest Holding Corporation, a Delaware corporation, NPTest Acquisition Corporation, a Delaware corporation and the Company on the other hand (the “Settlement Agreement”). In connection with the Settlement Agreement, the parties entered into a registration rights agreement (the “Registration Rights Agreement”) where we agreed to pay the expenses of registration of these shares under the federal and state securities laws.

SELLING STOCKHOLDERS

The following table provides the names of and the number of shares of our Common Stock beneficially owned by each selling stockholder as a result of shares issued pursuant to the Settlement Agreement, and the number of shares of such common stock beneficially owned by each selling stockholder upon completion of the offering or offerings pursuant to this prospectus, assuming each selling stockholder offers and sells all of its or his/her respective shares listed below. Selling stockholders may, however, offer and sell all, or some or none of their shares listed below. Under some circumstances, the respective donees, pledgees and transferees or other successors in interest of the selling stockholders may also sell the shares listed below as being held by the selling stockholders. As of the date of this prospectus, no selling stockholder beneficially owns one percent or greater of the Company’s outstanding common stock.

Name and Address of Beneficial Owner	Beneficial Ownership Prior to Offering (1)			Number of Shares Being Offered	Beneficial Ownership Subsequent to the Offering
	Number	Percentage			Number	Percentage
Schlumberger Technologies, Inc. (2)	430,610		*	430,610	0	0%
Schlumberger B.V. (2)	184,547		*	184,547	0	0%

Total	615,157	—		615,157	0	—

*	Less than 1%
(1)	This table reflects the total number of shares held by each selling stockholder as a result of shares issued pursuant to the Settlement Agreement.
(2)	Schlumberger Technologies, Inc. and Schlumberger B.V. are both direct or indirect wholly-owned subsidiaries of Schlumberger Limited.

The selling stockholders listed above may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their Common Stock since the date on which the information is presented in the above table. Information about the selling stockholders may change over time. Any materially changed information will be set forth in prospectus supplements if and when necessary.

This prospectus also covers any additional shares of Common Stock that we may issue or that may be issuable by reason of any stock split, stock dividend or similar transaction involving our Common Stock.

PLAN OF DISTRIBUTION

This prospectus relates to the sale from time to time by the selling stockholders of an aggregate amount of 615,157 shares of Credence Common Stock. We have agreed to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the Common Stock covered by this prospectus. We have registered the Common Stock pursuant to the terms of the Registration Rights Agreement, but registration of these securities does not necessarily mean that any of the securities will be offered and sold by the selling stockholders. Our outstanding Common Stock is listed for trading on the Nasdaq National Market.

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also engage in short sales, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Furthermore, any such selling stockholder may transfer, devise or gift the Common Stock by other means not described in this prospectus.

Alternatively, any of the selling stockholders may from time to time offer Common Stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling stockholders and the purchasers of the Common Stock for whom they may act as agent. The aggregate proceeds to the selling stockholders from the sale of the Common Stock offering by them hereby will be the purchase price of such Common Stock less discounts and commissions, if any. To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the Common Stock by the selling stockholders.

Any broker, broker-dealers, agents or underwriters that participate in a distribution of the Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any commission received by such broker-dealers, agents or underwriters and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Pursuant to the Registration Rights Agreement that has been filed as an exhibit to the registration statement of which this prospectus is a part, we have agreed to indemnify each selling stockholder, and each selling stockholder has agreed to indemnify us against certain liabilities arising under the Securities Act with respect to the information regarding such selling stockholders in the table above.

The selling stockholders and any other persons participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of the Common Stock by the selling stockholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the Common Stock to engage in market-making activities with respect to the particular Common Stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the underlying Common Stock and the ability of any person or entity to engage in market-making activities with respect to the Common Stock.

We are required to use our reasonable best efforts to maintain the effectiveness of this registration statement until the earliest of:

•	the date as of which all the Common Stock covered by the registration statement has been sold;

•	360 days after the registration statement is first declared effective by the SEC (plus the aggregate number of days during which sales are suspended or the registration statement is otherwise not effective following the initial effective date); and

•	the date as of which all the Common Stock covered by the registration statement may be sold without exceeding volume limitations imposed by Rule 144 under the Securities Act.

LEGAL MATTERS

The validity of the shares of Common Stock offered hereby will be passed upon for us by Morrison & Foerster LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements of Credence Systems Corporation appearing in Credence Systems Corporation’s Annual Report (Form 10-K) for the year ended October 31, 2004 (including the schedule appearing therein) have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.